March 18, 2008

Brandon J. Cage
Variable Products Counsel
Law Department
Pacific Life Insurance Company
700 Newport Center Drive
Newport Beach, CA 92660

Re: **Separate Account A of Pacific Life Insurance Co.**
      Initial Registration Statement on Form N-4
      File Nos. 333-148865; 811-08946

      Separate Account A of Pacific Life & Annuity Co.
      Initial Registration Statement on Form N-4
      File Nos. 333-148891; 811-09203

Dear Mr. Cage:

The staff has reviewed the above-referenced initial registration statements, which the Commission received on January 25, 2008 and January 28, 2008, respectively. The registration statements received a selective review. Based on our review, we have the following comments (page numbers refer to the courtesy copy of File No.333-148865, unless otherwise specified):

1. **General Comments**

    a. Please confirm supplementally that the registrant has relief under sections 2(a)(32), 22(c) and 27(i)(2)(A) of the Investment Company Act of 1940 and Rule 22c-1 thereunder for the recapture of certain bonus credits. Also, please confirm supplementally that the registration statements currently being reviewed by the staff relate to contracts that are substantially similar in all material respects to the contracts for which any exemptive relief was granted.

    b. Please consider modifying the definitions of "Premium Payment", "Investments", and "Purchase Payments" to explicitly state that credit enhancements are not considered premium payments.

    c. Since there are several living benefit riders offered under this contract, please consider adding a chart or some other mechanism to contrast the features of these riders. Also, please consider disclosing, in general terms, when one living benefit rider might be preferable over another.

    d. Please modify the various examples in the appendices to reflect any credit enhancements.

    e. As a general matter, please make it clear throughout the prospectus those circumstances where Purchase Payments do not include credit enhancements.

2. **Cover Page**

Disclosure on the cover page states, "[the] Credit Enhancement is paid for primarily out of reductions in our sales and distribution expenses." Please supplementally confirm the accuracy of this statement as the CDSC period is longer and the M&E charges are substantially higher than the version of this contract (Pacific Journey, file no. 333-145822) which lacks a credit enhancement.

3. **Overview (pp. 3-8)**

The "Optional Living Benefit Riders" subsection of the Overview section states that "some" optional Riders require the entire Contract Value be invested in an asset allocation model. The prospectus notes on page 40 in the last paragraph that this investment restriction applies "during the entire time that [the investor] owns an optional living benefit Rider …" Please clarify whether some or all Optional Living Benefit Riders have this restriction.

4. **Examples (p. 10)**

Please confirm supplementally that the credit enhancements are not included in the examples and that the figures do not reflect any additional fee attributable to the bonus amount.

5. **How to Apply for Your Contract (p. 15)**

With regard to the last paragraph of this section, the disclosure states that if the contract owner or annuitant dies before the contract is issued, the contract value, which may be more or less than the amount you invested, will be returned to the owner or his estate. Please explain supplementally why would the contract owner receive anything less than their total investment if the contract has not yet been issued?

6. **Credit Enhancements (p. 16)**

    a. Disclosure in this section states, "[t]he Credit Enhancement is not included when determining the guarantees under our optional living benefit riders, unless a Reset/Step-Up occurs." Please clarify this statement. For instance, are credit enhancements not included for guarantees based on purchase payments, or are they also excluded from guarantees based on contract value?

b. The first paragraph on page 17 describes the application of Credit Enhancement percentages to prior Purchase Payments. Please supplement the description with an example.

7. How the Withdrawal Charge is Determined (p. 26)

a. Please modify the formula used to illustrate the withdrawal charge *($9,000-$1,700=$7,300*8%=$584)* to make it mathematically accurate.

b. Please explicitly disclose that you expect to make a profit from the credit enhancements.

c. Please explicitly clarify whether credit enhancements are considered "earnings" for calculating the surrender charge or free withdrawal amounts.

8. Annual Charge Percentage Table (p. 28)

For the maximum charge, please replace the entry of "N/A" with the figures disclosed in the fee table.

9. Death Benefit Amount (p. 33)

The Death Benefit amount in prong (a) is based, in part, on purchase payments which are then reduced by withdrawals. Please explain whether purchase payments, in this context, includes the credit enhancement. If not, please confirm that there is still a reduction in the death benefit amount by the amount of the credit enhancement even though the purchase payment prong was never increased by the amount of the credit enhancement. For instance, if there is a $100,000 purchase payment and an $8,000 credit enhancement, assuming contract value has fallen below $100,000 and there were no withdrawals, would the death benefit for a death in the first contract year be $92,000?

10. Optional Stepped-Up Death Benefit Rider (SDBR) (p. 36)

a. The Death Benefit amount in prong (a) is based, in part, on purchase payments which are then reduced by withdrawals. Please explain whether purchase payments, in this context, includes the credit enhancement. If not, please confirm that there is still a reduction in the death benefit amount by the amount of the credit enhancement even though the purchase payment prong was never increased by the amount of the credit enhancement. For instance, if there is a $100,000 purchase payment and an $8,000 credit enhancement, assuming contract value has fallen below $100,000 and there were no withdrawals, would the death benefit for a death in the first contract year be $92,000?

b. With regard to the Guaranteed Minimum Death Benefit, similar to comment 9 above, the Guaranteed Minimum Death Benefit Amount is based on purchase payments made after a milestone date, which are then reduced by withdrawals added to the previous Death Benefit Amount. Please explain whether purchase payments, in this context, includes the credit enhancement. If not, please clarify that there is still a reduction in the death benefit by the amount of the credit enhancement even though the purchase payments prong was never increased by the amount of any credit enhancement.

11. Withdrawals Free of Withdrawal Charge (p. 38)

Please include a statement to the effect that the Free Withdrawal provision is not applicable to the GIA Plus rider. (*See* p. 64)

12. Right to Cancel (p. 40)

a. In the second paragraph of this section, please include the carve-out for credit enhancements, if applicable. *(333-148865 only)*

b. Please include disclosure that premium payments <u>and any credit enhancements</u> will be allocated based on your allocation instructions.

13. GIA Plus (p. 63)

Please place in bold-faced type the disclosure that the amount converted to the GIA Plus Annuity Option is subject to any applicable withdrawal charges.

14. DCA Plus Fixed Option (p. 83)

Please explain the phrase "recapture of any Credit Enhancements" to the contract owner.

15. NON-standardized performance (SAI p. 2)

Please note that if a credit enhancement is reflected in NON-standardized performance, the CDSC must also be reflected.

16. Powers of Attorney

Please include new Powers of Attorney that specifically describe these registration statements by name or '33 Act file number as per Rule 483(b).

17. Series and Class Identifiers

Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers.

18. Guarantees and Support Agreements

Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

19. Financial Statements, Exhibits, and Other Information

Please confirm that the financial statements and exhibits will be filed by a pre-effective amendment to the registration statement.

20. Tandy Representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registration requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to make changes to the registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statement, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6754. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at kosoffm@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-4644.

Sincerely,

Michael L. Kosoff
Staff Attorney
Office of Insurance Products